NEWS RELEASE

March 28, 2018

Nevsun Advances Timok Upper Zone Copper-Gold Project
with Release of Robust PFS

Vancouver, BC – Nevsun Resources Ltd. (TSX:NSU) (NYSE AMERICAN: NSU) (Nevsun or the Company) today announced the results of a pre-feasibility study (“PFS”) for the Timok Upper Zone copper-gold project in Serbia (“Timok Project” or “Project”), one of the world’s best development stage copper projects.  All economic values within this release are in US dollars unless indicated otherwise.

Nevsun CEO Peter Kukielski commented, “The PFS confirms the extraordinary value of our wholly-owned Timok Upper Zone project. This is a high-grade, high return, fully executable copper project in a supportive jurisdiction. The PFS is an important advance over our October 2017 Preliminary Economic Assessment and further de-risks the Project by improving confidence in the engineering details, metallurgical understanding, timeline to production and capital assumptions.

As we drive toward a feasibility study in mid-2019, I am confident that we have the right team in place to bring the Timok Project into production. Between our management and the Board, we collectively have decades of development experience through the building of multiple projects and tens of billions of direct over sight of deployment of capital.”

Timok Upper Zone Project PFS Highlights

  Initial Probable Mineral Reserve of 27 million tonnes at 3.3% copper and 2.1 grams per tonne gold using a price of $3.00 per pound copper and $1300 per ounce gold
  Pre-production capital cost of $574 million, excluding $114 million to be spent to reach a construction decision
  After-tax NAV8% of $1.82 billion and IRR of 80% at $3.15 per pound copper valued at start of construction (July 2020)
  After-tax NAV8% of $1.45 billion and IRR of 55% at $3.15 per pound copper, including pre-construction capital and valued at June 30, 2018
  Initial production targeted for 2022
  Ten-year mine life producing over 1.7 billion pounds of payable copper, excluding inferred resources
  Life of Mine average annual payable production of 86 thousand tonnes per year at an average C1 cash cost of $0.92 per copper pound
  Average annual payable copper production of 143 thousand tonnes at an average C1 cash cost of $0.54 per copper pound over the first three full years of production
  Strong front-end cash flow and quick payback period of less than 1 year supports a wide range of financing opportunities and alternatives
  Scoping level work suggests potential to decrease initial capital by up to $100 million through a staged ramp up from 1.6 to 3.2 million tonnes per annum while maintaining strong Project economics
  Significant exploration potential exists through the future conversion of inferred resources and greenfield exploration

Nevsun CEO Peter Kukielski continued, “The Project lies in an established mining jurisdiction with a supportive and collaborative government. The Republic of Serbia recently granted an exploration decline permit for the Project, advancing our timeline to production. The decline permit is a testament to the strong working relationship that we have built with the government of Serbia. We are grateful for their continued support as we begin initial construction of the decline in Q2 2018, advancing the Timok Upper Zone Project for the benefit of both local stakeholders and our shareholders.”

Serbia’s Minister of Mining and Energy, Aleksandar Antic commented, “The Timok Project is very important to Serbia. I, and my Ministry, are committed to supporting Nevsun along the journey to production.”

Mr. Kukielski added, “We are very excited about the potential upside from additional high-grade Upper Zone type deposits. Based on our recently disclosed exploration results, we are confident there are more discoveries to be made, which could eventually increase the production profile and extend mine life.”

Ryan MacWilliam, Nevsun CFO, said, “The Timok Upper Zone remains a low capital intensity project which the Company is in a strong position to finance, considering our strong cash position, debt-free balance sheet, Bisha cash flow and the robust front-end cash flow from Timok. We have initiated discussions with several potential project finance providers, including traditional banks, development banks and precious metals streaming companies and potential strategic partners.  These discussions have confirmed that we have multiple viable options for financing the Project which will now be advanced in parallel with the feasibility study. As we move to feasibility, we will closely examine further de-risking the Project via a ramp-up scenario starting with initial production at 1.6 million tonnes per annum ramping up to 3.25 million tonnes per annum. Recent scoping level studies suggest that this approach has the potential to deliver a capital savings of up to $100 million while maintaining strong economics.”

This PFS was compiled and project managed by Hatch (Toronto) with input from SRK (Vancouver), Knight Piesold (Vancouver), and Bluequest (Zug).

A NI43-101 Technical Report that summarizes the results of the PFS and incorporates an initial reserve statement for the Timok Upper Zone, will be filed within 45 days on SEDAR and on the Company’s website.

Further work during the feasibility study (“FS”), expected to be released in mid-2019, will continue to refine the Project and optimize costs for the construction and operation phases of the Project.

Detailed PFS Summary and Economic Analysis Compared to October 2017 PEA

Table 1: Economic and Operational Summary

M = million

Metal Price Assumptions	PFS Life of Mine (“LOM”)	PEA Life of Mine (“LOM”)
Copper Price $ per pound	$3.15	$3.00
Gold Price $ per ounce	$1,300	$1,300
Capital Requirements
Initial Capital Requirement	$574 M (excluding pre-construction decision capital of $114m)	$630 M (including pre-construction decision capital)
Life of Mine Sustaining Capital	$239 M	$342 M
Closure Costs	$48 M	$58 M
Operating Costs
Mining	$19.41 per tonne	$18.57 per tonne
Processing, Waste & Water Management	$11.10 per tonne	$10.06 per tonne
G&A	$1.91 per tonne	$2.37 per tonne
Total Site Costs	$32.42 per tonne	$31.00 per tonne
C1 Cash Cost	$0.92 per pound	$1.02 per pound
Production Summary
Initial Production	2022[a]	2021
Total Mill Feed	27.1 M tonne	42.1 M tonne
Diluted Copper Feed Grade	3.26%	2.6%
Diluted Gold Grade	2.07 gram per tonne	1.7 gram per tonne
Diluted Arsenic Grade	0.17%	0.13%
Annual Mine Production	3.25 M tonne per annum	3.25 M tonne per annum
Life of Mine (“LOM”)	10 years[b]	15 years
LOM Copper Recovery	93%	92%
LOM Gold Recovery	32%	31%

Metal Price Assumptions	PFS Life of Mine (“LOM”)	PEA Life of Mine (“LOM”)
LOM Copper Concentrate Grade	26%	22.5%
LOM Gold Concentrate Grade	5.7 gram per tonne	4.8 gram per tonne
LOM Arsenic Concentrate Grade	1.4%	1.1%
Payable Copper	1,747 M pounds	2,105 M pounds
Payable Gold	516,000 ounces	569,000 ounces
Project Economics – After Tax
Valuation Date	July 2020	December 2017
After-Tax NPV (8% Discount Rate)	$1,816 Mc	$1,473 M
Internal Rate of Return	80%	50%
Payback (from start of processing)	0.9 years	1.4 Years
Cumulative Cash Flow	$2,740 M	$2,810 M
a)	2022 is managements target for production. See detailed explanation below for more details.
b)	PEA included inferred resources. Drilling from underground will be required to potentially convert any of this material to reserve.
c)	After-tax NPV calculated at start of construction, using a flat copper price of $3.15 per pound and gold price of $1,300 per ounce.

Permitting and Timeline

Management is targeting a timeline to initial production in 2022.  This decision is based on a greater understanding of the Project schedule and a delay in commencement of Exploration Decline construction from Q4 2017 to Q2 2018. The Company recently received the final authorization (road use permit) to commence construction and will award the construction contract imminently. Exploration decline construction will take approximately two years to reach the top of the orebody, allowing underground mine development to begin in 2020. Mine development will run concurrently with construction of above ground infrastructure (including the plant).

After working through the procedures required to secure the exploration decline permit, the Company feels more confident in their understanding of the requirements and time that will be required to secure all future permits.   To achieve management’s timeline above and start underground mine development and above ground infrastructure, the Company requires Mine Construction and Civil Works Construction Permits to be in place prior to a construction decision in Q3 2020. Should receipt of these permits be delayed, so too will the commencement of initial production.   A schedule with the maximum allowable time for each stage of permitting estimates first production in 2023.  Nevsun is working closely with the Republic of Serbia to receive these permits in a timely manner to achieve the 2022 target.

Milestone permits required prior to start of operations include:

  Exploitation Field Permit (or, Mining License) expected in H2/2019
  Construction permit expected in H2/2020
  Mine Use Permit / Start of Operations in 2022

Valuation Date

The NPV valuation date used in the Timok Upper Zone PEA was December 31, 2017 and included future study costs and all expenses incurred prior to a construction decision. After careful consideration, Nevsun has decided to value the Project at the time a decision is made to begin construction.  At that point, Nevsun expects to have acquired all required permits and received Board and financing approval to commence construction of the mine, surface facilities and infrastructure to proceed to completion without constraint.  A start of construction date has been assumed of Q3 2020. This approach avoids NPV and IRR increasing as the Project moves closer to a construction decision. This is a consistent approach with our industry peers and will allow the PFS and FS economic evaluation of the Project to be compared on a like-for-like basis.  Table 2 shows the impact on NPV and IRR of this change. Pre-construction decision costs total $114 million. A breakdown of these costs by year is provided in Table 5.

Table 2: Valuation Methodology Comparison

	PEA	PFS Using PEA Valuation Inputs*	PFS
After-Tax NPV8%	$1,473 M	$1,311 M	$1,816 M
IRR	50%	52%	80%
               *As of December 31, 2017, at $3.00 per pound copper

Resources and Reserves

An initial Probable Mineral Reserve of 27 million tonnes at 3.3% copper and 2.1 grams per tonne gold was declared along with these PFS results. There remain 13.9 million tonnes of inferred resources at 1.6% copper and 0.9 gram per tonne gold that require additional drilling from underground with the objective to bring into reserve.

Ramp Up Scenario

The Company and its consultants examined, at a scoping study level, various throughput scenarios for the Timok Project during the PFS stage. During this scoping level assessment, a ramp-up scenario starting at an initial 1.6 million tonnes per annum and ramping up to 3.25 million tonnes per annum (“Ramp-Up Case”) presented compelling economics and risk mitigation, especially through the deferral of initial capital expenditures of up to $100 million. While this news release and the associated technical report examine the Base Case flat 3.25 million tonne per annum scenario, it is likely that management and the Board may take the Ramp-Up case forward to feasibility. Management expects there are opportunities to optimize the economics from this case through additional study. This scenario lowers Project risk on many fronts; reduces the up-front capital while maintaining strong cash flows supporting Project financing, lowers the arsenic content of the ore in early years and provides lower execution risk given a staged ramp-up.

Figure 1: PEA to PFS NPV Value Change Drivers

Table 3: Total LOM Revenue, Costs and Cash Flows

Project Parameter	PFS LOM Total (M)
Total Gross Revenue	$6,174
Transportation, Refining & Penalties	($1,414)
Net Smelter Return (“NSR”)	$4,761
Royalties	($238)
Site Operating Costs	($879)
Capital Costs (pre-production, sustaining & closure)	($861)
Project Cash Flow (Pre-Tax)	$2,782
Note: totals may not match sum of individual items due to rounding

The corporate income tax rate in Serbia is 15%.  The Project is expected to benefit from a 10-year tax holiday provided in the current Corporate Income Tax Law in Serbia and applicable to major investments in the country. The Republic of Serbia receives a 5% net smelter return (“NSR”) royalty and various payroll and other taxes to generate revenue.

The Project capital excludes three staged payments due to Freeport-McMoRan (“Freeport”): $45M anticipated to be paid on an Upper Zone build decision, $50M to be paid upon achievement of commercial production and up to $12.5 million to be paid out of Project cash flow.

Project economics are most sensitive to metal prices as demonstrated in the sensitivity analysis below.

Table 4: PFS After-Tax NPV and IRR Sensitivity to Copper Price

	-15%	-5%	PFS Base Case	+5%	+15%
Cu Price per pound	$2.68	$2.99	$3.15	$3.30	$3.62
After-Tax NPV8% (M)	$1,299	$1,644	$1,816	$1,989	$2,334
IRR (%)	65%	75%	80%	84%	93%
Payback (Years)	1.1	1.0	0.9	0.9	0.8

Initial and Sustaining Capital Estimate

Pre-construction capital expenditures are estimated at $574 million.  Capital spend prior to a construction decision is estimated at $114 million and includes underground development of the Exploration Decline ($43 million) as well as Owner’s project development costs ($71 million), which includes land acquisition.

Expenditures after a construction decision are estimated at $574 million and consist of underground and surface infrastructure and facilities required prior to the start of operations.  Approximately 28% of the total initial capital is associated with underground development and underground infrastructure, which includes the ventilation raises, over 22 kilometers of initial underground development, the first primary crusher, material conveyor system and purchase of underground mining equipment.  Another 34% of the total initial capital is associated with the surface facilities and infrastructure, which include the construction of the processing plant, water management system, initial phase of the Tailings Storage Facility (“TSF”) and other supporting and ancillary surface infrastructure typically required at a mine site.  The remaining 38% of the total initial capital is associated with Owner costs, as well as indirect costs and total Project contingency.

Sustaining capital is estimated at $287 million and includes $48 million in closure costs. This total includes $119 million for mine development and underground infrastructure spending that includes installation of a second lower underground crusher and conveyor as the mine deepens.  It also includes $89 million required to sustain the process plant, power supply facilities, TSF expansions and other site infrastructure sustaining costs and $31 million contingency.

Table 5: Initial Pre-Production Capital and Sustaining Capital Breakdown

Capital Cost Summary	Initial Capital (M)	Sustaining Capital (M)	Closure Cost (M)	Total Capital (M)
Underground (“UG”) Mine Development	$100	$91		$191
Underground Mine Infrastructure	$59	$28		$87
Site Development	$49	-		$49
Process Plant	$99	$30		$129
Waste Management/TSF	$47	$59		$106
Indirect Costs	$106			$106
Contingency	$96	$31		$127
Capitalized Operating Cost	$17	-		$17
Closure	-		$48	$48
Total Capex	$574	$239	$48	$861
Owner Costs prior to start of construction	$71	-		$71
Decline costs prior to start of construction	$43	-		$43
Total Pre-Construction Decision	$114			$114
                Note: totals do not match sum of individual items due to rounding

Table 6: Pre-Production Capital and Sustaining Capital Schedule

Year	Initial Capital (M)	Sustaining Capital (M)	Closure Cost (M)
H2/2018	$24	-
2019	$57	-
2020	$33	-
Pre-Construction Start Total	$114
2020	$111	-
2021	$366	-
2022	$96	$21
2023	-	$32
2024	-	$30
2025	-	$37
2026	-	$29
2027	-	$47
2028	-	$17
2029	-	$7
2030	-	$15
2031	-	$5
2032	-	-	$48
LOM Total	$574	$239	$48

Figure 2: PEA to PFS Capex Value Change Drivers

Operating Cost Estimate

Onsite operating costs are expected to average $32.42 per tonne milled with offsite operating costs estimated to average $60.90 per tonne milled for the LOM.

Table 7: LOM Operating Costs

Operating Cost (“Opex”)	Total (M)	$ per tonne Milled
Mining	$526	$19.41
Processing Water & TSF	$301	$11.10
G&A	$52	$1.91
Subtotal Onsite Opex	$879	$32.42
TC, RC, Penalties & Transport & Transport	$1,414	$52.12
Royalties	$238	$8.78
Subtotal Offsite Opex	$1,652	$60.90
All-in Opex	$2,531	$93.32

 Note: totals may not match sum of individual items due to rounding

Mining Design Details

The PFS is based on a Sub Level Cave (“SLC”) mining method.  SLC is applicable through a wide range of geotechnical conditions and is typically used in massive, steeply-dipping orebodies with considerable strike length as at the Timok Project.   An added benefit is that the variable high grades near the top of the deposit are blended through the caving process.

The PFS mine design is based only on Measured and Indicated Mineral Resources.  Inferred Mineral Resources were not used to design the updated mine design and production profile. Total LOM mine development consists of 24 kilometers of lateral development, inclusive of declines, 3 kilometers of vertical development and 40 kilometers of operating development.

Table 8: LOM Mined Material Feed to Mill

Year	Material Mined to Milled (Mt)	Cu (%)	Au (g/t)	As (%)	Contained Metal
					Cu (kt)	Au (koz)
2022	0.77	8.7	5.8	0.22	67	143
2023	3.08	6.2	4.0	0.22	191	391
2024	3.25	4.5	2.7	0.21	147	280
2025	3.25	4.1	2.9	0.19	133	298
2026	3.25	2.9	2.0	0.19	94	207
2027	3.25	2.6	1.7	0.15	84	178
2028	3.25	2.0	1.2	0.15	64	127
2029	3.25	1.7	1.0	0.14	54	103
2030	2.62	1.4	0.7	0.14	37	55
2031	1.15	1.3	0.5	0.13	15	20
LOM Total	27.12	3.3	2.1	0.17	886	1,802
Note: totals may not match sum of individual items due to rounding

The SLC dilution over the LOM averages 27%. During the FS process, a further review of the SLC draw strategy to decrease dilution will be undertaken.

As per the PEA, the underground mine will be developed in three phases:

1.	The Exploration Decline consists of twin 5 meter by 5 meter ramps which will be driven straight for approximately 2,800 meters to 400 meters below the surface. This Exploration Decline will serve as the main access, egress and material haulage ramp for the mine. The permit for the Exploration Decline has been granted by the Serbian government and the Exploration Decline construction will commence development in Q2 this year.

2.	Mine infrastructure and development, including the first underground primary jaw crusher approximately half way down the orebody, will support production for the first 5 years. This Phase will begin upon receipt of the Construction Permit from the bottom of the Exploration Decline.

3.	Sustaining mine infrastructure development which provides access to lower production levels and a second jaw crusher at the bottom of the orebody which will be utilized for the final years of the mine life.

LOM material will be transported to surface by a staged underground conveyor system connecting to an overland conveyor to the process plant.

Primary ventilation consists of a push/pull system with a fresh air raise and a return air raise (RAR).  Both raises will be installed using raise bore techniques from access off the Exploration Decline.

The mining cost estimates were generated using first principles development costs and associated support for the forecast ground conditions.  Labour and development costs were benchmarked on operating mines within Eastern Europe.  Development Productivities and Costs were updated (from the PEA) based on the Geotechnical model to better reflect the variable ground conditions.

Initial Timok Upper Zone Mineral Reserve Statement

The Initial Mineral Reserve estimate is based on the Mineral Resource Statement dated April 24, 2017 (see news release dated October 26, 2017 and associated Technical Report filed on SEDAR December 6, 2017).  The Mineral Resources are inclusive of Mineral Reserves.  Mineral Reserves are based on $3.00/lb copper and $1,300/oz gold. This differs from the copper price of $3.15 per pound used for the PFS economic analysis.

The initial Timok Mineral Reserve Statement is outlined in Table 9.

Table 9: Initial Timok Upper Zone Mineral Reserve Statement – as at March 8, 2018)

Category (all domains)	Tonnes	Grade			Contained Metal
	M	% Cu	g/t Au	% As	Cu, M tonnes	Au, M ounces
Proven
Probable	27.1	3.3	2.1	0.17	0.89	1.80
Total Proven and Probable	27.1	3.3	2.1	0.17	0.89	1.80
1)	The Mineral Reserves and Resources in this news release were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.
2)	Metal prices used include US$3.00/lb Cu and US$1,300/oz Au.
3)	A Reserve NSR cut-off of US$35/tonne was used to optimize the SLC Ring layout.
4)	Contained metal figures and totals may differ due to rounding of figures.

Metallurgical Test Work

Recent metallurgical test work conducted at XPS, Sudbury, Ontario, was aimed at confirming the bulk concentrate flotation results previously achieved by SGS-Lakefield.  XPS performed rougher and cleaner flotation tests, locked cycle tests, and supporting mineralogical evaluation.  The work generally confirmed the predicted performance of the bulk flotation procedure and demonstrated that the mass of concentrate can be reduced to increase copper grades together with a proportionate increase in arsenic levels in the concentrate.  Optimization of concentrate mass-pulls and arsenic levels will continue with direction from Nevsun marketing staff and advisors.

Additional test work is also continuing to examine the opportunity to produce two concentrates; production of a clean copper concentrate with a low level of arsenic and a complex copper concentrate with a relatively higher level of arsenic.

Table 10 – Recovery To Bulk Copper Concentrate and Concentrate Grade

	LOM Avg.	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031
% Cu Recovery	93%	96%	95%	94%	94%	92%	92%	91%	91%	91%	91%
% Au Recovery	31%	61%	37%	29%	28%	25%	26%	24%	22%	22%	22%
% As Recovery	92%	92%	90%	90%	90%	94%	94%	95%	94%	94%	94%
% Cu in Concentrate	26.7%	19.0%	30.3%	34.1%	33.6%	24.6%	25.1%	21.9%	21.2%	21.2%	21.2%

Processing Design Details

The copper mineralogy consists primarily of covellite and enargite. The mineralization also contains significant amounts of pyrite, accounting for approximately 45% of total tonnage.  The process plant design is based on key inputs from the metallurgical test work programs, the mine production plan, and industry best practices, including benchmarking of similar copper-gold concentrators.

The process plant design was reviewed and updated by Hatch.  The most significant change was the removal of the pyrite circuit as production of the pyrite concentrate was found to be uneconomic.  The process plant has been designed to treat an average of 8,900 tonnes per day, equivalent to 3.25M tonnes per annum.

The processing flowsheet is considered conventional and consists of primary underground crushing; underground conveyors; overland conveying to the processing plant; coarse material storage bins; SAG and ball mill comminution circuit; copper flotation comprising of rougher flotation, regrind, and three stages of cleaning; copper concentrate thickening and filtration.  Other supporting systems to the process plant and site are included and generally consist of reagents storage and distribution; effluent treatment; water services which include fresh, fire, service, and process water systems; compressed air services; concentrate storage and handling; grinding media storage and addition; and plant controls.

Though the basis of this PFS is production of a single bulk concentrate, the robust flowsheet is flexible and allows the option to produce two copper concentrate products, instead of a single concentrate, with relatively minor reconfigurations of flotation equipment.  In the two concentrates scenario, a clean concentrate with less than 0.5% arsenic and a complex concentrate with greater than 0.5% arsenic would be produced.  Which concentrate is produced will be subject to the market conditions for complex concentrate at that time, but the flexibility is key to managing off-site realization costs.

Tailings Storage Facility Details

Knight Piésold Ltd. Vancouver (“KP”) developed a long-term tailings storage strategy, including initial starter dam construction and future expansion stages for tailings deposition and water management based on the proposed mine development plan.

The PFS design of the Tailings Storage Facility (“TSF”), includes a single cell storage arrangement that was updated from the two-cell storage approach considered in the PEA. The single cell TSF approach provides for lower initial capital costs and generally simplified tailings delivery, reclaim and associated water management requirements.

Waste rock storage is included adjacent to the fully lined TSF basin.

PFS level cost estimates were developed for construction and closure of the TSF and water management structures using generated material quantities, unit costs and productivity data from similar facilities in comparable jurisdictions.

Environmental, Permitting and Reclamation Details

The Project has contracted Dvoper Ltd, the Belgrade based subsidiary of a Croatian environmental permitting consulting firm, to support permitting and ERM, a global environmental consulting company, to perform environmental impact assessment work. ERM has subcontracted part of that work to Envico, a Belgrade based environmental and permitting consultant (“ERM/Envico”). ERM/Envico are also supporting environmental permitting.

The Project permitting process is on two separate and parallel tracks.  The first permitting track involved obtaining a permit for the development of the Exploration Decline and the associated surface based supporting infrastructure at the portal site. This permit has now been received and Exploration Decline construction will start in Q2 2018.  The other permitting effort focuses on those permits required to develop and operate the balance of the Project facilities, including the remainder of the underground mine development, the mineral processing facilities, TSF and other supporting infrastructure.

Land Acquisition

The Company is rapidly advancing land acquisition. As of March 28, 2018, the Company has acquired the necessary property rights to proceed with the exploration decline construction. Additionally, 53% of the required private land for the anticipated construction and operational footprint of the Project has been acquired.

Product Marketing

The Project will produce a single stream of copper concentrate with an average life of mine grade of 26.2% copper, 5.7 gram per tonne gold and 1.4% arsenic. The Project’s treatment and refining charges have been adjusted upwards and arsenic penalties have been added to compensate prospective buyers for the concentrates arsenic content, particularly later in the mine life. Arsenic levels will be lower in the early years of production allowing for a more diverse customer profile and ease of product placement. Apart from elevated levels of arsenic, the Project’s concentrate will have low to negligible levels of other deleterious elements.

The Company has held preliminary discussions with two potential groups of customers - European and Asian-based smelting companies and concentrate trading companies with blending capabilities. Both of these groups have expressed interest in procuring the Project’s concentrate via long term contracts. The realization costs in the PFS are based on these discussions, on the Company’s experience with the copper concentrate market, and on a detailed marketing report prepared by Bluequest Resources AG, a specialist in marketing copper concentrates with elevated arsenic. The Company’s marketing assumptions were also reviewed by Ocean Partners, the Company’s marketing advisor for its Bisha concentrates. Discussions with potential off takers will advance in parallel with the feasibility study.

The Company’s marketing strategy allocates concentrate to multiple smelters and traders. In the event of unforeseen capacity constraints at one of these smelters, other smelters have been identified as suitable locations for the Company’s production. In determining the treatment and refining charges and associated penalties, the Company has assumed no changes from the current benchmark treatment and refining charges. Total treatment, refining and penalties over the life of the Project are $966M, or $306 per tonne. Transport costs of $141 per tonne reflect the cost of transport from the mine to smelter, associated materials handling costs, weighing, sampling, and assay fees.

Table 11: LOM Realization Costs

LOM Realization Cost Assumptions	$ Amount
Total Treatment & Refining Charges, and Arsenic Penalties	$306 per dry metric tonne of concentrate
Transport and Other Selling Costs	$141 per dry metric tonne of concentrate
Total Realization Costs	$447 per dry metric tonne of concentrate
TC, RC, Penalties, Transport & Selling Costs & Transport	$1,414 M

Ongoing metallurgical and marketing trade-off studies are evaluating whether producing two streams of concentrate will result in lower realization costs than producing a single stream of concentrate.

Copper Concentrate Market

The copper concentrate market is expected to move into deficit over the next few years as the Project is developed. According to the ICSG, China is continuing to expand its smelting capacity, albeit at a slower pace than before. China’s copper smelting capacity more than quintupled in the period from 2000 to 2016, and is expected to increase by a further 20% until 2020, accounting for 80% of the forecast world growth in smelting capacity. Outside of China, smelting capacity could potentially be added in countries such as India, Indonesia, Kazakhstan, Mexico and Mongolia. With yearly copper production projected to lag the growth in smelter capacity, the Project will be well placed to take advantage of this supply/demand imbalance. A tightening of the market would benefit the Project both through reduced benchmark treatment charges and the reduction in penalties for complex concentrates as these concentrates are easier to move in an undersupplied market. The realization costs assumed in the Project’s economics do not include the potential cost savings that could occur if the market tightens.

Additionally, the majority of new copper mining projects are expected to produce clean concentrates. This contrasts with recently commissioned copper projects, such as Toromocho and Ministro Hales, which resulted in a step change in the level of complex concentrate production. Traders reacted to this increase by developing concentrate blending facilities and smelters reacted by investing in technologies to increase their ability to process complex concentrates. Traders and smelters are now looking for complex material to allow them to utilize these new capabilities and realize additional revenues from arsenic penalties. The relative reduction in supply of complex concentrates to fill these facilities may result in compressed arsenic penalties, from which the Project would benefit. These potential benefits are not currently assumed in the Project’s economics. Lastly, any future relaxation of arsenic import limits on copper concentrates into China, which are currently limited to 0.5%, would materially improve commercial terms relative to those assumed in the Project’s economics.

Project Logistics

The Project site is favorably situated with easy access to road, rail, and river transportation options. The PFS assumes the concentrate will be shipped in sealed half-height shipping containers (“Rotainers”). This is the current method of transport used at the Company’s Bisha mine. The Rotainers will be used to store and transport the concentrate from the mine site to the port of Burgas, using a combination of truck and rail. The use of Rotainers will also minimize material handling losses. The rail spur is approximately 10km from the mine and the rail line is approximately 741 km from the port of Burgas. The port of Burgas is a modern port which handles bulk cargos and containerized deliveries.

The ports of Constanta (Romania), Varna (Bulgaria), Thessaloniki (Greece), and Bar (Montenegro) are also available as options to the Project. Further studies are underway to optimize the transport of the concentrate to inland smelters and port terminals for overseas shipments.

Project Finance Update

Following the release of the PEA, the Company has held initial discussions with potential suppliers of capital, which, together with internal cash flows from Bisha and the Company’s existing cash, will be used to fund the Project. These discussions have included traditional project finance banks, development finance institutions, potential strategic partners, equipment suppliers, and precious metals streamers and have confirmed that the Company has multiple viable options for funding the Project.  The Company will select the most attractive combination of these options during the FS in order to achieve a funding package with the lowest cost of capital and execution risk.

Project finance banks are attracted to the high, front-end loaded operating margins of the Project and the resulting payback period of less than a year. The Company expects these banks, together with the potential involvement of development finance institutions and equipment suppliers, to fund 50% to 60% of the Project’s capital. The Company will also consider strategic partnerships which can provide project funding, highlight the underlying value of the assets and de-risk the Project. The potential partner could bring either technical capability to aid in the development of the Project, have the desire to off take complex concentrates or have existing interests in the regions where the Company operates. Additional capital may be raised from precious metals streamers given that 11% of the Project’s gross revenues are from gold.

Most importantly for financing, Bisha’s improved operating performance in 2018 and strong zinc prices will enable the mine to be a strong cash flow generator for the Company. This step change in operating performance has been a result of improved zinc and copper recoveries following trials of new reagents and consistent supply of primary ore feed to the mill in 2018. The resulting increase in metal sales has resulted in Nevsun’s cash balance increasing from $125 million at 2017 year-end to $146 million as of 26 March 2018.

Technical Report

Further information about the PFS and the Mineral Reserve Statement referenced in this news release, including data verification, key assumptions, parameters, risks and other factors, will be provided in the NI 43-101 technical report on the Timok Project that the Company will file on SEDAR under the Company’s SEDAR profile at www.sedar.com within 45 days of this Press Release.

Conference Call and Webcast

The Company will hold a conference call and webcast on Thursday, March 29th, at 8AM Vancouver / 11AM Toronto, New York / 4PM London, to discuss the Timok Upper Zone PFS results.

Conference Call:

Please call in at least five minutes prior to the conference call start time to ensure prompt access to the conference. Dial in details are as follows:

North America: 1 888-390-0546 / +1 416-764-8688 / +1 778-383-7413 UK: 0800 652 2435 (toll free) Other International: +1 416-764-8688 / +1 778-383-7413

The conference call will be available for replay by phone until Thursday, April 5th, 2018, by calling 1 888-390-0541 / +1 416-764-8677 and entering passcode 076716 #.

Webcast:

A live audio webcast of the conference call will be available on the Company’s website www.nevsun.com or by clicking on this link: https://event.on24.com/wcc/r/1634919/FC0DF34A8D3A953FF92957A1055A6018

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone and 60.4% owner of the Timok Lower Zone in Serbia. The Timok Lower Zone is a partnership with Freeport-McMoRan Exploration Corporation (“Freeport”) which currently owns 39.6% and upon completion of any feasibility study (on the Upper or Lower Zone), Nevsun Resources Ltd. will own 46% and Freeport will own 54%. Nevsun generates cash flow from its 60% owned copper-zinc Bisha Mine in Eritrea.  Nevsun is well positioned with a strong debt-free balance sheet to grow shareholder value through advancing Timok to production.

Qualified Persons Statement

The technical content of this press release has been reviewed by the associated Qualified Persons (“QPs”) listed below for specific aspects of the report as defined by the National Instrument 43-101.

Mining & Mineral Reserves– Jarek Jakubec SRK Vancouver

Mineral Processing – Mick Bunyard - Hatch

TSF – Mihajlo Samoukovic, Knight Piesold Vancouver

Infrastructure, Capital & Operating Costs- Mark Sucharda, Hatch

Economic Evaluation – Robert Duinker, Hatch

Gary MacSporran, P.Eng, is Nevsun's designated Qualified Person and has reviewed and approved the overall contents of this press release.

Each of the individuals listed above are independent QPs for the purposes of NI 43-101. All scientific and technical information in this press release in respect of the Timok Project or the PFS is based upon information prepared by or under the supervision of those individuals.

Forward Looking Statements

The above contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”).  These forward-looking statements relate to future events or the Company’s future plans and performance including anticipated developments in the Company’s continuing and future operations, the adequacy of the Company’s financial resources and financial projections and its intentions for its Timok Project in Serbia.  All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. In addition, this news release and the PFS contains forward-looking statements related to the Timok Property. Readers are cautioned that the scientific and technical information contained herein and in the PFS may change and caution should be used by readers in relying upon such forward looking information.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results or events to differ materially from those anticipated in such forward-looking statements. This is particularly the case with respect to forward-looking statements contained herein and in the PFS.

Forward-looking statements include, but are not limited to, statements concerning:

  the business, prospects, and future activities of, and developments related to the Timok Project and the PFS;
  forecasts or outlook and guidance related to the Timok Project, project economics, construction, exploration drilling programs and activities, production timelines and targets, timetables;
  the timing of the filing of the NI43-101 Technical Report that summarizes the results of the PFS;
  the timing of the FS on the Timok Project;
  estimates of capital and operating costs, estimates of initial and sustaining capital estimates and mining cost estimates;
  adequacy of mining and process plan design and mining method, predicted performance of operating plants and equipment based on test work and other key inputs;
  the estimation of mineral reserves and resources, methodologies and models used to prepare resource and reserve estimates;
  estimates of the quantity, quality and the realization of mineral reserves and resources, the conversion of mineral properties to reserves and resources;
  interpretation of drill results as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed;
  statements based on certain assumptions that a mineral deposit can or may be economically exploited;
  dividends, goals, strategies, future growth;
  taxation rates in Serbia and the Company’s expectation to benefit from a 10-year tax holiday;
  the adequacy of financial resources and the ability of the Company to raise additional capital;
  the potential to expand resources, reserves and mine life;
  future exploration budgets, plans, work programs and capital expenditures;
  anticipated timing of grant of permits, licenses, land acquisition, construction, mining and development plans and mining activities;
  in-situ and ore feed grades, estimated processing rates and cash flows;
  the future state of the copper concentrate market;
  product marketing and the ability to market complex concentrates;
  project logistics to transport concentrates;
  environmental risks; and

  other events or conditions that may occur in the future.

Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties, assumptions and other factors, including, without limitation, the risks more fully described in the Company’s Annual Information Form (“AIF”) and the Company’s management's discussion and analysis for the year ended December 31, 2017 ("MD&A").

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that could cause actual results to differ from what is anticipated, estimated or intended. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. For the reasons set forth above, readers should not place undue reliance on forward-looking statements.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our AIF for the year ended December 31, 2017, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NEVSUN RESOURCES LTD. “Peter G.J. Kukielski” Peter G.J. Kukielski President & Chief Executive Officer	For further information, contact: Heather Taylor - Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: htaylor@nevsun.com Website: www.nevsun.com